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SEC FILE NUMBER
8-50372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Williams Trading, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Post Road East, Suite 120
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Babak B Morovati	202-353-7685	bobby@wtco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Babak Morovati _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Williams Trading, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: B. morova

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or, partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2025


CITRINCOOPERMAN®


Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Williams Trading, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Williams Trading, LLC and Subsidiaries as of December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiaries as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Williams Trading, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Williams Trading, LLC and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Williams Trading, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Williams Trading, LLC and Subsidiaries' auditor since 2015.
New York, New York
March 30, 2026

WILLIAMS TRADING, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Assets		
Cash	$	5,224,185
Cash restricted or segregated under regulations		377,710
Receivables from clearing brokers, including clearing deposits of $5,000,000		9,070,271
Commissions and other receivables		218,637
Securities owned, at fair value		92,870
Intangible assets, net		139,470
Operating lease right-of-use assets, net		567,475
Property and equipment, net		55,658
Other assets		166,170
Total assets	$	**15,912,446**
Liabilities and Equity		
Liabilities		
Accounts payable and accrued expenses	$	2,543,965
Operating lease liabilities		567,475
Total liabilities		3,111,440
Commitments and contingencies		
Equity		
Member's equity		13,082,008
Non-controlling interest		125,604
Accumulated other comprehensive loss		(406,606)
Total equity		12,801,006
Total liabilities and equity	$	**15,912,446**

See accompanying notes to consolidated statement of financial condition.

NOTE 1 – NATURE OF BUSINESS:

Williams Trading, LLC ("Williams Trading") is a Connecticut limited liability company, formed in July 1997 and commenced operations in March 1998 as an approved broker-dealer. Williams Trading is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"), the National Futures Association ("NFA"), the NYSE ARCA Exchange ("NQX"), and the NASDAQ exchange.

Williams Trading's operations are also conducted through its wholly-owned and majority owned subsidiaries.

Williams Trading (UK) Limited ("Williams UK"), a wholly-owned subsidiary of Williams Trading, is an entity that is the majority owner (99%) of Williams Trading Europe, LLP ("Williams Europe"). Williams Europe commenced operations March 16, 2006, as a registered broker-dealer with the Financial Conduct Authority ("FCA") located in the United Kingdom.

Williams Trading, Williams UK, and Williams Europe (collectively, the "Company") execute trades with or on behalf of, and earn commissions from, managers of private investment funds ("clients") and also engages in the sales of private securities. The Company is authorized to engage in investment banking activities. Additionally, the Company is authorized to do business as Williams Research Partners, however, this is only a subdivision of Williams Trading, not a separate operating entity and is used for marketing purposes only.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation
The accompanying consolidated statement of financial condition include the accounts of Williams Trading, Williams UK, and Williams Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation
The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP").

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Restricted Cash
Restricted cash consists of cash deposited in a special account for the exclusive benefit of customers under SEC Rule 15c3-3 (Note 6).

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of financial condition that sum to the total of such amounts shown in the consolidated statement of cash flows as of December 31, 2025 and 2024:

	2025	2024
Cash	$ 5,224,185	$ 5,012,772
Cash restricted or segregated under regulations	377,710	647,492
Total cash and restricted cash shown in the consolidated statement of cash flows	$ 5,601,895	$ 5,660,264

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Securities Owned, at Fair Value

Securities owned, which may consist of equity securities, US treasuries, and warrants are valued at fair value and change in unrealized gains and losses are reflected in revenues. Principal transactions are rendered on the trade date.

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to clearing agreement with clearing agent, Goldman Sachs. As of December 31, 2025 and 2024, the receivable from clearing broker were $9,070,271 and $7,835,197, respectively. At December 31, 2025 and 2024, the commissions receivables were $218,637 and $387,626, respectively.

Revenue Recognition

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition, Commission of Publicly Traded Securities

The Company buys and sells publicly traded securities on an agent basis on behalf of its customers. There are no formal contracts outlining the number of shares or transaction price or commission terms. Each time a customer enters into a buy or sell transaction, the Company considers that a performance obligation and accordingly, charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Revenue Recognition, Commissions from Private Secondary Market Transactions

The Company enters into agreements with institutional investors and other broker dealers to facilitate the purchase or sale of private secondary market shares on behalf of its clients. Each time a transaction closes, the Company has met a performance obligation and charges a commission.

Revenue Recognition, Capital Introduction

The Company receives fees for introducing institutional investors to hedge funds if the investor invests with the hedge fund. The fee received is a percentage of the amount of money invested in the fund, and is recognized at a point in time, when the Company has fulfilled its performance obligations as stated in the contract.

Underwriting Fees

The Company receives fees for being part of the selling group of an underwriting syndicate that aids in capital raising for a subject company. The fee received by the Company is determined by the lead underwriter of the syndicate at its sole discretion at the conclusion of the fund raising activities. The Company does not commit its own capital and is never allocated any shares as part of the selling group and it acts solely as a conduit to gain indications of interest to pass along to the lead underwriter.

Revenue Recognition, Research Fees

Research fees from individualized and customized research services are recorded in the consolidated statement of operations and comprehensive income. The Company does not provide subscription services or advisory services and does not sell or provide any market data services. The Company does not have contracts with customers setting forth contractual fees or the frequency of payments for products or services. There are no contracts with customers for individualized and customized research services. Research fees are identified when the customer informs the Company of the intention to make a payment. The Company's clients determine the amount that they want to pay for individualized and customized research services. For research fees the period in which the parties have enforceable rights and obligations can only be determined when the customer informs the Company of the intention to make a payment for individualize and customized services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Pursuant to Accounting Standards Codification ("ASC") 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Research services can be terminated at will by either the Company or the customer at any time without a termination penalty. The Company is a principal with respect to research fees as a result, the Company recognizes these revenues on a gross basis.

Interest and Dividend Income

Dividends are recorded on the ex-dividend date and interest is recognized on an accrual basis.

Property and Equipment and Intangible Assets

Property and equipment and intangible assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-5 years	Straight-line
Telecommunication and other equipment	3-5 years	Straight-line
Computer hardware and software	3-5 years	Straight-line
Leasehold improvements	Lease term	Straight-line
Intangible assets	5 years	Straight-line

Operating Leases

The Company enters into operating leases for office space and office equipment, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. The Company recognizes, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term.

Impairment of Long-Lived Assets

In accordance with U.S. GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2025.

Foreign Currency Translation

Foreign currency transactions and the financial statements of Williams Trading's foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and comprehensive income and are reported as a separate component of member's equity. The annual currency translation adjustment decreased total equity by approximately $327,000 for the year ended December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020, as well as foreign tax audits.

Williams Europe is subject to foreign corporate income taxes at a 25% tax rate.

Foreign income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 ("ASC 740") "Accounting for Income Taxes". As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

As of December 31, 2025, the Company has no deferred tax assets or liabilities requiring disclosure and there was no change in the valuation allowance.

Allowance for Credit Loss
The Current Expected Credit Losses ("CECL") model requires the measurement of expected credit losses for financial assets measured at amortized cost using relevant information about past events, including historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

For certain financial assets measured at amortized cost (e.g., cash and cash, cash restricted or segregated under regulations, receivables from clearing brokers, and commissions and other receivables), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Non-Controlling Interest
The third-party ownership interest in consolidated subsidiaries that are less than wholly owned are referred to as non-controlling interests. The portion of net income attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statement of operations and comprehensive income, and the portion of equity of such subsidiaries is presented as non-controlling interests on the consolidated statement of financial condition and consolidated statement of changes in member's equity.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement -Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires additional disclosures about the nature of expenses included in the income statement, such as purchases of inventory, employee compensation and depreciation. ASU 2024-03 is effective for public business entities for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's consolidated financial statements and related disclosures.

NOTE 3 – PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS:

Property and equipment consist of the following at December 31, 2025:

Furniture and fixtures	$	290,545
Telecommunications equipment		343,288
Computer equipment & software		1,756,594
Leasehold improvements		454,702
		2,845,129
Less: accumulated depreciation		(2,789,471)
	$	55,658

Intangible assets as of December 31, 2025 were $324,555, less accumulated amortization of $185,085. Depreciation and amortization expense amounted to $34,876 for the year ended December 31, 2025.

NOTE 4 – COMMITMENTS AND CONTINGENCIES:

Lease Accounting

The Company entered into an agreement to lease office space in Connecticut for a period of 6 years beginning on May 1, 2024. The minimum rental commitments under this lease, are as follows:

Year ending December 31,		
2026	$	183,400
2027		187,600
2028		191,800
2029		64,400
Total undiscounted lease payments		627,200
Less: imputed interest		(59,725)
Total lease liabilities	$	567,475

Weighted-average remaining lease term:	
Operating leases	3.33 years
Weighted-average discount rate:	
Operating leases	4.66%

Lease expense was $216,587 and cash paid for operating lease liability was $138,764 for the year ended December 31, 2025.

Legal Matters

In the normal course of business, the Company may be party to various legal matters. Management of the Company, after consultation with legal counsel, believes that there were no legal matters that would have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 5 - RETIREMENT PLAN:

Effective January 1, 2004, the Company's Money Purchase Pension Plan was merged into its 401(k) Profit-Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan. For 2025, employee elective deferrals may not exceed $23,000 per participant, with an additional $7,500 catch-up contribution permitted for participants who are age 50 or older, all subject to Internal Revenue Code limits. Company contributions to the Plan are at the discretion of management. The Company contributed $150,000 to the Plan during the year ended December 31, 2025.

NOTE 6 – NET CAPITAL REQUIREMENT:

As a registered broker-dealer, Williams Trading is subject to the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934 (Rule 15c3-1). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, Williams Trading's net capital was $7,056,022 which was $6,806,022, in excess of its minimum requirement of $250,000.

As an NFA member and introducing broker-dealer, the Company is subject to a minimum net capital requirement of $50,000 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17. The Company's minimum net capital requirement is the greater of NFA or SEC requirements, which is $250,000.

Williams Europe is required under Financial Conduct Authority ("FCA") rules to maintain capital equivalent of the greater of one quarter of its annual fixed overhead expenditure of the preceding year or the base requirement for an IFPRU50k firm. At December 31, 2025, Williams Europe was in compliance with FCA capital requirements.

NOTE 7 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations. The clearing operation for securities transactions are provided by two brokers. These brokers are members of major securities exchanges. At December 31, 2025, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. The Company's receivables from clearing brokers are comprised of the required aggregate clearing deposit of $5,000,000 as well as surplus cash held in reserve at the Company's clearing brokers.

Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. There were no trading securities sold, but not yet purchased at or during the year ended December 31, 2025. As part of its trading strategy, the Company uses derivative financial instruments. The Company has credit risk and market risk exist with respect to these instruments.

The Company primarily clears its securities transactions through the clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2025, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large Nasdaq-100 Index (NQX) or FINRA member firms and through a variety of reporting and control procedures.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 7 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK(CONTINUED):

At December 31, 2025, the Company held assets, primarily cash, outside of the United States in the United Kingdom ("UK") of approximately $2,119,000.

NOTE 8 – FAIR VALUE MEASUREMENT:

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ 19,895	$ -	$ -	$ 19,895
Warrants	-	-	72,975	72,975
Total	$ 19,895	$ -	$ 72,975	$ 92,870

Transfers in or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between levels for the year ended December 31, 2025. Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized. There were no purchases of warrants for the year ended December 31, 2025.

Equity Securities - Common equity securities are reported at fair value utilizing Level 1 inputs (exchange quoted prices).

Warrants - The Company holds warrants issued to the company in conjunction with certain private placement deals. The fair value for the warrants outstanding, for companies that have a readily determinable value, are measured using the Black-Scholes Option Pricing Model.

Opening value of Level 3 Warrants, January 1, 2025	$	72,975
Transfer out of Level 3		-
Unrealized gain on Warrants		-
Closing value of Level 3 Warrants, December 31, 2025	$	72,975

The following range of assumptions were used in the models to determine fair value:

Risk-free rate	4.17% - 4.29%
Expected life (years)	1.0 - 3.3
Expected volatility	72% - 98%

There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2025.

NOTE 9 - COMMISSION RECAPTURE TRANSACTIONS:

During 2023, the Company entered into commission recapture arrangements with certain clients within the provisions of Rule 28(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using commission recaptures.

Other clients, specifically hedge funds, may still participate in the commission recapture program pursuant to the guidelines established in their fund documents. Under the commission recapture program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. At December 31, 2025, the Company has an outstanding liability of approximately $356,000 included in accounts payable and accrued expenses on the consolidated statement of financial condition.

The Company operates pursuant to the exemptive provision of Rule 15c3-3 with respect to its soft dollar business and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximately $378,000 at December 31, 2025, are not used in the normal business operations of the Company. The amount is included in cash restricted or segregated under regulations in the accompanying consolidated statement of financial condition.

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, executing trades with or on behalf of, and earning commissions from managers of private investment funds and also engages in the sales of private securities. The Company has identified its founder and managing member as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. Although the Company operates in multiple geographic locations, the CODM manages the business activities using consolidated information of the Company as a whole, and the Company is therefore considered to have a single reportable segment. The accounting policies use to measure profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

At December 31, 2025 the segment assets agree to the consolidated amounts shown on the consolidated statement of financial condition presented.

NOTE 11 - SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the consolidated statement of financial condition date for items requiring recording or disclosure in the consolidated statement of financial condition. The evaluation was performed through the date the consolidated financial statement was issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its consolidated financial statement.